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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                              AMENDMENT NO. 1 TO

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                       VoiceStream Wireless Corporation

________________________________________________________________________________
                               (Name of Issuer)

                                 Common Stock

________________________________________________________________________________
                        (Title of Class of securities)

                                   928615103

                         _____________________________
                                (CUSIP Number)

                                  Edith Shih
                           Hutchison Whampoa Limited
                          22nd Floor, Hutchison House
                               10 Harcourt Road
                                   Hong Kong
                                (852-2128-1188)

________________________________________________________________________________
           (Name, address and telephone number of person authorized to receive notices and communications)

                                  Copies to:
                                John A. Otoshi
                             Dewey Ballantine LLP
                    Suite 3907, Asia Pacific Finance Tower
                                 3 Garden Road
                                   Hong Kong
                                (852-2509-7000)

                                 July 23, 2000

                       ________________________________
            (Date of event which requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box[ ].
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     This statement constitutes Amendment No. 1 to the Schedule 13D filed by
Hutchison Whampoa Limited, a Hong Kong corporation, on its own behalf and on behalf of Hutchison Telecommunications PCS (USA) Limited, a British Virgin Islands corporation, an indirect wholly-owned subsidiary of HWL, Hutchison Telecommunications Holdings (USA) Limited, a British Virgin Islands corporation, an indirect wholly-owned subsidiary of HWL, and Cheung Kong (Holdings) Limited, a Hong Kong corporation, a 49.9% shareholder of HWL, with the Securities and Exchange Commission on March 6, 2000, relating to the common stock of VoiceStream Wireless Corporation, a Delaware corporation. Terms defined in the
Schedule 13D previously filed have the same meaning in this Amendment.

     Item 6. Contracts, Arrangements, Understandings or Relationships Involving Securities of the Issuer

     Item 6 of the Schedule 13D as originally filed is hereby amended by adding thereto the following:

     Merger Agreement and Related Stockholders Agreements

     On July 23, 2000, VoiceStream Wireless Corporation ("VoiceStream") and Deutsche Telekom AG ("DT") entered into a definitive Agreement and Plan of Merger (the "Merger Agreement"), which provides for the merger of a subsidiary of DT with and into VoiceStream. This merger will result in VoiceStream's becoming a wholly owned subsidiary of DT.

     In the merger, with respect to each share of VoiceStream common stock, VoiceStream stockholders will have the ability to (i) make an all stock election entitling a stockholder to receive 3.7647 shares of DT, (ii) an all cash election entitling a stockholder to receive $200 in cash, or (iii) a combination election entitling a stockholder to receive 3.2 DT shares and $30 in cash, in each case subject to proration and to the right of VoiceStream to reduce the aggregate cash consideration as it reasonably determines necessary to permit delivery of the requisite tax opinion pursuant to the Merger Agreement. VoiceStream stockholders may elect to receive (with respect to the stock consideration) DT American Depositary Receipts, which will be listed on the New York Stock Exchange, or ordinary DT shares, which will be listed on the Frankfurt Stock Exchange.

     The following persons have entered into agreements with DT (the "Stockholders Agreements") to vote shares of VoiceStream common stock, which in the aggregate represent more than 50% of VoiceStream's currently outstanding shares, in favor of the merger:

                                John W. Stanton
                             Theresa E. Gillespie
                               PN Cellular, Inc.
                             Stanton Family Trust

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                      Stanton Communications Corporation
                           GS Capital Partners, L.P.
                         The Goldman Sachs Group, Inc.
                         Bridge Street Fund 1992, L.P.
                         Stone Street Fund 1992, L.P.
              Hutchison Telecommunications Holdings (USA) Limited
                Hutchison Telecommunications PCS (USA) Limited
                              Sonera Corporation
                             Sonera Holding, B.V.
                              Deutsche Telekom AG
                       Telephone and Data Systems, Inc.

     The Merger Agreement requires that the merger be presented to the VoiceStream stockholders for a vote even if the VoiceStream board of directors no longer recommends that the stockholders approve the merger. The consummation of the merger is subject to a number of conditions, including receipt of regulatory approvals, including FCC, Hart Scott Rodino, and EEC approvals and a no-action position under Exon-Florio.

     The Merger Agreement may be terminated, among other reasons, by VoiceStream if the merger has not occurred by September 30, 2001, and by DT if the merger has not occurred by December 31, 2001, or by either party if a burdensome condition (as defined in the Merger Agreement) is imposed by any regulatory body in granting its approval.

     DT will invest $5 billion in preferred stock of VoiceStream having a liquidation preference of $1,280 per share, which will become convertible into VoiceStream common stock at $160 per share if the Merger Agreement is terminated. The preferred stock will vote with the VoiceStream common stock as a single class and will have one vote per share. If the preferred stock issued to DT is converted into VoiceStream common stock, DT's ownership of the outstanding VoiceStream common stock would be approximately 10%. Further, upon such conversion into VoiceStream common stock, an amendment to the existing Voting Agreement among certain stockholders of VoiceStream (the "Voting Agreement"), described below, entered into by DT and such other stockholders of VoiceStream that will permit DT to designate two members of VoiceStream's board will become effective. In addition, VoiceStream has granted DT the right to purchase its pro rata amount of certain subsequent issuances of equity securities by VoiceStream in order to permit DT to maintain its percentage ownership of VoiceStream (subject to limitations) and DT has agreed to a standstill limiting its ownership of VoiceStream to 33% in the first two years, 36% in the third year and 40% in the fourth and fifth years following the date of the Merger Agreement.

          First Amended and Restated Voting Agreement

     The Voting Agreement (which was described in the Schedule 13D originally filed) will remain in effect unless and until DT converts its VoiceStream preferred stock into VoiceStream common stock, in which case the Voting Agreement will be amended and restated as described herein pursuant to the First Amended and Restated Voting Agreement, dated July 23, 2000 (the "First Amended and Restated Voting Agreement").

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Under the terms of the First Amended and Restated Voting Agreement, the filing persons will vote their shares of VoiceStream common stock in favor of a board consisting of 19 persons (subject to adjustment) designated as follows:

               (i) John Stanton, as long as he is the chief executive officer of VoiceStream;

               (ii) One member de signated by John Stanton, so long as he or his permitted transferees beneficially own at least 4,500,000 shares;

               (iii) Four members designated by Hutchison Telecommunications PCS (USA) Limited ("Hutchison PCS")(or if Hutchison PCS has transferred all of its shares to permitted transferees of Hutchison PCS, four designees of such permitted transferees) and its affiliated entities. Such number of designees shall be subject to increases (rounded to the nearest whole number), depending upon increases in Hutchison PCS's (and its permitted transferees') percentage ownership of outstanding shares (including without limitation shares issuable to Hutchison PCS (and its permitted transferees) upon conversion of the VoiceStream preferred stock held by Hutchison PCS), in which event the board shall be expanded by one member to accommodate each such new designee unless there are vacancies on the board and the board determines to fill any vacancies with such designees so that the percentage of the entire board represented by Hutchison PCS's designees (rounded to the nearest whole number) shall be proportionate to Hutchison PCS's (and its permitted transferees') aggregate percentage ownership of outstanding shares (including without limitation shares issuable to Hutchison PCS (and its permitted transferees) upon conversion of the preferred stock held by Hutchison PCS);

               (iv) One member designated by The Goldman Sachs Group, Inc., GS Capital Partners, L.P., Bridge Street Fund 1992, L.P. and Stone Street Fund 1992, L.P. (collectively, the "Goldman Entities") and their permitted transferees, so long as such entities beneficially own at least 4,500,000 shares;

               (v) Four members who were on the board of directors of Omnipoint Corporation ("Omnipoint") prior to the acquisition (the "Omnipoint Reorganization") of Omnipoint by VoiceStream and who are selected by Omnipoint to serve (the following persons have been designated by Omnipoint to serve as directors: Douglas G. Smith, Richard L. Fields, James N. Perry, Jr. and James J. Ross; such persons being collectively referred to as the "Omnipoint Designees") until and including the second annual meeting of stockholders of VoiceStream taking place after February 25, 2000 (it being understood that such four members shall serve until such time as the term of office of the directors elected at such second annual meeting terminates);

               (vi) One member designated by Sonera Corporation ("Sonera") and its permitted transferees so long as such entities beneficially own at least 4,500,000 shares; provided, however, that if Sonera beneficially owns more than 9,800,000 shares and Telephone Data Systems, Inc. ("TDS") beneficially owns less than

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4,500,000 shares, the number of members that Sonera will be entitled to designate will be two;

               (vii) One member designated by TDS and its permitted transferees so long as such entities beneficially own at least 4,500,000 shares, such director to be elected to the board by action of the board promptly after TDS designates a member; provided, however, that if TDS beneficially owns more than 9,800,000 shares and Sonera beneficially owns less than 4,500,000 shares, the number of members that TDS will be entitled to designate will be two;

               (viii) Two members designated by DT and its permitted transferees so long as such entities beneficially own at least 9,800,000 shares, such directors to be elected to the board by action of the board promptly after DT designates such members; provided, however, that if DT beneficially owns at least 4,500,000 shares but less than 9,800,000 shares, the number of members that DT will be entitled to designate will be one;

               (ix)   The then president of VoiceStream;

               (x)    The then vice-chairman of VoiceStream; and

               (xi) The remaining members of the board as selected by a majority of the directors designated pursuant to clauses (i), (ii), (iv), (ix) and (x).

     No designee to the board may be removed (except removal for cause under applicable law) without the written consent of the persons who designated the director (in the case of the Omnipoint Designees, a majority of the board of directors of Omnipoint as such board of directors existed immediately prior to the Omnipoint Reorganization).

     Notwithstanding the foregoing:

               (A) if at any time the Goldman Entities (and their permitted transferees) shall cease to beneficially own at least 4,500,000 shares, then in such event, they (or, if they have transferred all of their shares to permitted transferees, their permitted transferees) shall not be entitled to designate any member of the board;

               (B) if at any time John Stanton (and his permitted transferees) shall cease to beneficially own at least 4,500,000 shares, then in such event, John Stanton (or, if John Stanton has transferred all of his shares to permitted transferees, his permitted transferees) shall not be entitled to designate any member of the board (except that Stanton shall continue to serve on the board for so long as he holds the office of chief executive officer of VoiceStream);

               (C) the number of designees of Hutchison PCS (and its permitted transferees) shall be subject to decreases (rounded to the nearest whole number) depending upon reductions in Hutchison PCS's (and its permitted transferees') percentage ownership of outstanding shares (including without limitation shares issuable to Hutchison PCS (and its permitted transferees) upon conversion of the VoiceStream

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preferred stock held by Hutchison PCS), so that the percentage of the entire board represented by Hutchison PCS's (and its permitted transferees') designees (rounded to the nearest whole number) shall be proportionate to Hutchison PCS's (and its permitted transferees') aggregate percentage ownership of outstanding shares, in which event the number of designees Hutchison PCS (and its permitted transferees) are entitled to designate to the board shall be reduced so that the percentage of the entire board represented by Hutchison PCS's (and its permitted transferees') designees (rounded to the nearest whole number) shall be proportionate to Hutchison PCS's (and its permitted transferees') aggregate percentage ownership of outstanding shares; provided, however, that so long as Hutchison PCS (and its permitted transferees) beneficially owns at least 9,800,000 shares, then in such event Hutchison PCS and its permitted transferees shall be entitled to designate at least two members of the board; and provided, further, that if at any time Hutchison PCS (and its permitted transferees) shall cease to beneficially own at least (i) 9,800,000 shares, but shall continue to beneficially own at least 4,500,000 shares, then in such event Hutchison PCS and its permitted transferees shall be entitled to designate only one member of the board; and (ii) 4,500,000 shares, then in such event, Hutchison PCS and its permitted transferees shall not be entitled to designate any member of the board;

               (D) if at any time Sonera (and its permitted transferees) shall cease to beneficially own at least (i) 9,800,000 shares at a time when Sonera is entitled to designate two directors, then in such event, Sonera (or, if Sonera has transferred all of its shares to permitted transferees of Sonera, its permitted transferees) shall be entitled to designate only one member of the board; and (ii) 4,500,000 shares, then in such event, Sonera (or, if Sonera has transferred all of its shares to permitted transferees of Sonera, its permitted transferees) shall not be entitled to designate any member of the board;

               (E) if at any time TDS (and its permitted transferees) shall cease to beneficially own at least (i) 9,800,000 shares at a time when TDS is entitled to designate two directors, then in such event, TDS (or, if TDS has transferred all of its shares to permitted transferees of TDS, its permitted transferees) shall be entitled to designate only one member of the board; and
(ii) 4,500,000 Shares, then in such event, TDS (or, if TDS has transferred all of its shares to permitted transferees of TDS, its permitted transferees) shall not be entitled to designate any member of the Board;

               (F) if at any time DT (and its permitted transferees) shall cease to beneficially own at least (i) 9,800,000 shares, but shall continue to beneficially own at least 4,500,000 shares), then in such event, DT (or, if DT has transferred all of its shares to permitted transferees of DT, its permitted transferees) shall be entitled to designate only one member of the board; and
(ii) 4,500,000 shares, then in such event, DT (or, if DT has transferred all of its shares to permitted transferees of DT, its permitted transferees) shall not be entitled to designate any member of the board.

               (G) Any vacancies on the board created by reason of the provisions of subsections (A) through (F) above shall be filled by the vote of a majority of the directors then in office (unless such directors determine to reduce the size of the board after a vacancy is created) to serve until the next annual meeting of stockholders of

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VoiceStream, and at the next annual meeting shall be filled by a vote of a plurality of all stockholders of VoiceStream; provided, however, that in the event that the size of the board shall have increased by reason of Hutchison PCS having the right to designate additional director(s) and thereafter Hutchison PCS shall cease to have the right to so designate such additional director(s), the size of the board shall be appropriately reduced and each of the parties to the Voting Agreement (and each of their respective permitted transferees ) will vote, or cause to be voted, all of the shares then beneficially owned by it (whether now owned or hereafter acquired), in person or by proxy (and, shall take all other necessary or desirable actions within such party's (or its permitted transferees') control including attendance at meetings in person or by proxy for purposes of obtaining a quorum and execution of written consents in lieu of meetings), to cause such reduction in the board.

               (H) Notwithstanding anything to the contrary contained in the amended Voting Agreement, Hutchison's right to transfer its right to designate directors to certain block transferees as set forth in Sections 14 and 15 of the Stockholders Agreement of VoiceStream Wireless Corporation, dated February 17, 1998, as amended, among Western Wireless Corporation, a Washington corporation, VoiceStream and Hutchison PCS, shall continue in full force and effect until terminated in accordance with the terms of such Stockholders Agreement.

          Transfer Restrictions Pursuant to the Stockholders Agreements

     Pursuant to the Stockholders Agreement entered into between DT and the Filing Persons, in addition to agreeing to vote in favor of the merger with DT the Filing Persons have agreed with DT not to transfer any VoiceStream common stock (or DT shares received with respect to their VoiceStream common stock in the merger) except for the percentage of their holdings set forth below, subject to certain exceptions:

          1. Until the later of January 1, 2001 and the VoiceStream stockholders' meeting to approve the merger: none.

          2. From the later of January 1, 2001 and the VoiceStream stockholders' meeting to approve the merger until the merger occurs: 17.5%, except that if the merger has not occurred by July 31, 2001 the percentage thereafter will be increased by 3.75% on August 1, 2001, and if the merger has not occurred by August 31, 2001 the percentage thereafter will be increased by another 3.75% on September 1, 2001.

          3.   For the three-month period following the merger:  none

          4.   For the three-month period ending six months after the merger:
               40%

          5.   After six months after the merger:  100%

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     The descriptions of the Merger Agreement and the First Amended and Restated
Voting Agreement contained herein are subject, and qualified in their entirety by reference to, the Merger Agreement and the First Amended and Restated Voting Agreement, respectively, each of which has been made an exhibit to this amendment and is hereby incorporated by reference in this Item 6, and the description of the Stockholders Agreements contained herein are subject to, and qualified in their entirety by reference to, the Stockholders Agreement entered into by DT and the Filing Persons, which has been made an exhibit to this amendment and is hereby incorporated by reference in this Item 6.

     Item 7.   Material to be filed as Exhibits

     Item 7 of the Schedule 13D as originally filed is hereby amended by adding thereto the following Exhibits:

     Exhibit No.
     -----------

          7. Agreement and Plan of Merger dated July 23, 2000 (Incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K of VoiceStream Wireless Corporation filed on July 28, 2000).

          8. First Amended and Restated Voting Agreement dated July 23, 2000 (Incorporated herein by reference to Exhibit 99.3 to the Current Report on Form 8-K of VoiceStream Wireless Corporation filed on July 28, 2000).

          9. Stockholders Agreement dated July 23, 2000 between DT and the Filing Persons.

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                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set for the in this statement is true, complete and correct.

     Dated: August 1, 2000

                                   FOR AND ON BEHALF OF
                                   HUTCHISON WHAMPOA LIMITED


                                   By:  /s/ Frank Sixt
                                       ----------------------------------------
                                       Name:  Frank Sixt
                                       Title: Director

                                   FOR AND ON BEHALF OF
                                   HUTCHISON TELECOMMUNICATIONS
                                   PCS (USA) LIMITED


                                   By:  /s/ Frank Sixt
                                       ----------------------------------------
                                       Name:  Frank Sixt
                                       Title: Director

                                   FOR AND ON BEHALF OF
                                   HUTCHISON TELECOMMUNICATIONS
                                   HOLDINGS (USA) LIMITED


                                   By:  /s/ Frank Sixt
                                       ----------------------------------------
                                       Name:  Frank Sixt
                                       Title: Director

                                   FOR AND ON BEHALF OF
                                   CHEUNG KONG (HOLDINGS) LIMITED


                                   By:  /s/ Frank Sixt
                                       ----------------------------------------
                                       Name:  Frank Sixt
                                       Title: Director

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                                 Exhibit Index
                                 -------------

Exhibit No.
-----------

        7. Agreement and Plan of Merger dated July 23, 2000 (Incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K of VoiceStream Wireless Corporation filed on July 28, 2000).

        8. First Amended and Restated Voting Agreement dated July 23, 2000 (Incorporated herein by reference to Exhibit 99.3 to the Current Report on Form 8-K of VoiceStream Wireless Corporation filed on July 28, 2000).

        9. Stockholders Agreement dated July 23, 2000 between DT and the Filing Persons.

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